[LOGO]  TIAA-CREF Life Insurance Company
        730 Third Avenue
        New York, NY 10017-3206
        212 490-9000 1 800 223-1200

                                                            Exhibit 1.A(5)(a)(4)


              LAST SURVIVOR GUARANTEED MINIMUM DEATH BENEFIT RIDER

Under this rider, your policy and any other riders you've added to it will remain in force even if the cash surrender value is less than the monthly charge when it's due if you satisfy this rider's premium requirement. This rider requires that the total premium payments you've made are equal to or greater than:

o the total monthly guaranteed minimum death benefit premiums for each monthly charge date starting with the policy date

o    plus any outstanding loan amount

o    plus the total withdrawals you've made.

You'll find the initial monthly guaranteed minimum death benefit premium for the duration that you have selected in Section 1 of your policy. This premium may change if the face amount is changed, you change your death benefit option or the insured's underwriting class, or you change any riders. If it changes, we'll send you a new policy page showing the new monthly guaranteed minimum death benefit premium. The effective date of the new premium will be the effective date of the change to the face amount, death benefit option, underwriting class or rider.

IF YOU DON'T PAY ENOUGH PREMIUMS

If, on any monthly charge date, the total premium payments you've made to date are less than the premiums required as described above, this rider will not lapse. However, this rider will not provide any additional benefit until you make the premium payments needed to satisfy this rider's premium requirements.

If the cash surrender value is less than the monthly charge when it's due and you do not satisfy this rider's premium requirement, your policy may be in danger of lapsing. We'll give you another 61 days to make any payment that's needed before your policy lapses. You'll find more about lapsing in About lapsing.

CHARGES

To keep this rider in force, you must pay a required minimum premium that is based on the duration of the rider selected. The duration of the rider that you have chosen and the required minimum premium that you must pay to keep it in force can be found in Section 1.

WHEN THIS RIDER BEGINS

We've issued this rider because you asked us on your application to add it to your policy. The rider is attached to your policy, it forms part of your policy, and the terms of the policy apply to it. The rider's issue date is the same as your policy's issue date, and coverage under this rider starts on the policy date. You'll find the issue date and policy date in Section 1 of your policy.

This rider doesn't have any policy value, and we don't use it to calculate how much you can borrow from your policy.

AM-SVGDB.1
Ed.12/01

WHEN THIS RIDER WILL END

Your coverage under this rider will end on one of the following dates, whichever comes first:

o    the rider's expiration date, shown in Section 1 of your policy

o the date the policy's grace period ends and you haven't made the payment that's needed

o    the date you end or surrender this policy

o the date we receive at our administrative office your request in a form satisfactory to us to end or surrender this rider

If this rider ends, you can't reinstate it.

TIAA-CREF LIFE INSURANCE COMPANY
ADMINISTRATIVE OFFICE
730 THIRD AVENUE
NEW YORK, NY [10017-3206
1-800-223-1200]



           [SIGNATURE]                                    [SIGNATURE]
_______________________________________      ___________________________________
            Secretary                                      President


AM-SVGDB.1
Ed.12/01

                                     Page 2